UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER INVESTMENT AND SAVINGS PLAN

FOR SALARIED EMPLOYEES

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INVESTMENT AND SAVINGS

PLAN FOR SALARIED EMPLOYEES

AS OF DECEMBER 31, 2009 AND 2008

AND FOR THE YEAR ENDED DECEMBER 31, 2009

Note: Other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the

Rayonier Investment and Savings Plan for Salaried Employees

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Jacksonville, Florida

June 29, 2010

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2009	2008
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$142,048,419	$109,158,338

Receivables:
Accrued interest and dividends	16,736	5,627
Participants’ contributions	—	125,479
Employer contributions	—	55,391

Total receivables	16,736	186,497

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	142,065,155	109,344,835

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(2,130,458)	1,278,131

NET ASSETS AVAILABLE FOR BENEFITS	$139,934,697	$110,622,966

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments (Note 4)	$23,585,275
Interest and dividends (Note 5)	4,063,069
Interest from loans to participants	79,963
Employer contributions	1,999,390
Participants’ contributions	5,531,967

35,259,664

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(6,748,988)

Net increase	28,510,676

Transfers of assets to this plan (Note 1)	801,055

Net assets available for benefits:
Beginning of year	110,622,966

End of year	$139,934,697

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. and subsidiaries (the “Company” or the “Sponsor”). Full-time employees are eligible to participate in the Plan immediately and are automatically enrolled after completing 45 days of eligible service. Part-time salaried employees who have worked 1,000 hours in a consecutive twelve-month period are also eligible to join the Plan. Employees covered by a collective bargaining agreement, leased employees, and non-resident aliens with no U.S. earned income are excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in Rayonier Inc. common stock and is administered by State Street Corporation (“State Street”). MassMutual was appointed the record keeper for the assets held in the Trust under an agreement between the Company, MassMutual, and State Street.

Contributions

Participants may contribute to the Plan from one percent to 100 percent of eligible compensation, in one percent increments. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.

The Company makes a matching contribution of 60 percent of the first six percent of each participant’s salary contributed to the Plan. Additionally, for participants hired prior to January 1, 2006, the Company may, at its discretion, contribute one-half of one percent of each participant’s salary to the participant’s retirement account (“retirement contributions”). For the Plan years 2009 and 2008, this discretionary contribution was made.

The Company closed enrollment in its pension and postretirement medical plans to new salaried employees hired after December 31, 2005. Effective January 1, 2006, new salaried employees are automatically enrolled in this Plan and may, at the Company’s discretion, receive an enhanced retirement contribution of three percent of their base salary, in addition to the standard matching contribution of 60 percent of the first six percent of their salary contributed to the Plan.

Matching Company contributions and retirement contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time.

Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.

Participant Accounts

Each participant’s account is credited with their contribution and the related Company contribution. Plan earnings and losses and administrative expenses are allocated to participant accounts based upon account balances.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their contributions as well as retirement contributions plus actual earnings/losses thereon. Vesting in the participant’s Company contribution account plus actual earnings/losses thereon is based on years of service. A participant vests 20 percent after each year of service; full vesting occurs after five years of service.

Forfeitures

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. At December 31, 2009 and 2008, the balance in forfeited, non-vested accounts totaled $167,727 and $147,729, respectively, and remains available in the Mass Mutual Select Fixed Income Fund (“MassMutual GIA”) to reduce future employer contributions. During 2009, forfeitures of $35,523 were utilized to reduce employer contributions. No administrative expenses were paid with forfeitures and total forfeitures were $47,001 for the year ended December 31, 2009.

Transfers

The Company maintains several defined contribution plans for its employees depending upon their employment status. If participants in a plan change their status during the year, their account balances are transferred into the corresponding plan. These transfers are included in the “Transfers of assets” on the Statement of Changes in Net Assets Available for Benefits.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets (held at end of year).

Upon enrollment in the Plan, participants may direct their contributions and balance transfers in one percent increments to any of the funds. Participants are prohibited from transferring into Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.

Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from retirement contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus one percent. The outstanding loans were at fixed interest rates that ranged from 4.25 percent to 10.50 percent at December 31, 2009 and 2008. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund. Participant loans are recorded in the “Investments, at fair value” line in the Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008. Loan repayments in 2009 amounted to $718,548, while new loans to participants were $638,508.

Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of termination or retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their accounts. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70 1/ 2, provided the participant’s vested account balance exceeds $1,000. The participant may elect to receive one lump-sum payment or a series of benefit payments based on annual, semi-annual, quarterly, or monthly installments, generally over a period not to exceed twenty years.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Withdrawals of any amount may be made from the participant’s after-tax account balance in excess of a prescribed minimum. Withdrawals from before-tax account balances are allowable before attaining the age of 59 1/2 in the case of permanent and total disability or financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Subsequent Events

The Company evaluated events and transactions that occurred after the balance sheet date but before financial statements were issued, and no subsequent events were identified.

Use of Estimates

The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fully benefit-responsive investment contracts, such as those held by the MassMutual GIA, are required to be reported at fair value. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the standard, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of the MassMutual GIA is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed interest rate is determined every six months thus allowing the Plan Sponsor and participants to make informed decisions regarding current allocations.

	December 31,
Average yields	2009	2008
Based on actual earnings	3.49%	4.19%
Based on interest rate credited to participants	3.49%	4.19%

The guaranteed interest rate was 3.80 percent and 3.75 percent as of December 31, 2009 and 2008, respectively.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. See Note 3 - Fair Value Measurements below for additional information.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and reflected as a component of net gain from investment in plan assets.

3.	Fair Value Measurements

Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2009:

Description	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$55,853,136	$—	$—	$55,853,136
Pooled Separate Investment Accounts	—	45,489,540	—	45,489,540
MassMutual GIA	—	—	39,434,924	39,434,924
Participant Loans Receivable	—	1,270,819	—	1,270,819

Investments at Fair Value	$55,853,136	$46,760,359	$39,434,924	$142,048,419

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$48,613,804	$—	$—	$48,613,804
MassMutual GIA	—	—	28,204,546	28,204,546
Pooled Separate Investment Accounts	—	23,636,944	—	23,636,944
Mutual Funds	7,361,679	—	—	7,361,679
Participant Loans Receivable	—	1,341,365	—	1,341,365

Investment at Fair Value	$55,975,483	$24,978,309	$28,204,546	$109,158,338

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

MassMutual GIA – fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.

Mutual Funds – fair value measured using the unit value calculated from observable net asset values of the underlying investments.

Participant Loans Receivable – stated at the outstanding principal balance plus accrued interest which approximates fair value.

Pooled Separate Investment Accounts – fair value measured using unit value calculated from the net assets of the underlying pool of securities.

Rayonier Inc. Common Stock Fund – fair value measured using the unit value calculated from observable market values of the stock plus short-term investment fund.

Changes in the fair value of the Plan’s Level 3 assets during the year ended December 31, 2009 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$28,204,546
Interest Income	1,270,455
Change in fair value of fully benefit-responsive investment contract	2,961,823
Purchases, (issuances), and (settlements)	6,998,100

Balance, end of year	$39,434,924

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

4.	Investments

The investments that represented five percent or more of the Plan’s Net Assets Available for Benefits as of December 31, 2009 and 2008 were as follows:

	2009	2008
Rayonier Inc. Common Stock Fund	$55,853,136	$48,613,804
MassMutual GIA	39,434,924	28,204,546
MassMutual Select Indexed Equity Fund	18,504,924	14,854,633

During 2009, the net appreciation in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) is as follows:

Rayonier Inc. Common Stock Fund	$15,451,298
Pooled Separate Investment Accounts	7,851,344
Mutual Funds	282,633

Net Appreciation in Fair Value of Investments	$23,585,275

5.	Dividends

The Plan received regular cash dividends of $2.00 per share on Rayonier Inc. stock owned, totaling $2,696,845 for the year ended December 31, 2009.

6.	Party-in-Interest Transactions

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 1,256,637 and 1,456,713 shares of Rayonier Inc. common stock, respectively, which represented 1.6 percent and 1.8 percent, respectively, of the total shares outstanding. In addition, the Sponsor paid certain plan expenses totaling $25,255.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status

The Plan has filed for a determination letter from the IRS regarding the Plan’s qualification under Section 401(a) of the IRC. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The Plan Administrator will make any changes deemed necessary to ensure the Plan is granted tax-exempt status.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$139,934,697	$110,622,966
Less: Interest receivable at December 31, 2009	(3,157)	—

Net assets available for benefits per Form 5500	$139,931,540	$110,622,966

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements as compared to Form 5500 for the year ended December 31, 2009:

Increase in net assets per statement of changes in net assets available for benefits	$28,510,676
Interest accruals	620
Change in contributions receivable	180,870

Net income per Form 5500	$28,692,166

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

PLAN NUMBER 100

EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Current Value
*	Rayonier Inc. Common Stock Fund	Company Stock	$55,853,136
*	MassMutual GIA	Stable Value	39,434,924
*	MassMutual Select Indexed Equity Fund	Large-Cap Core	18,504,924
*	American EuroPacific Growth	International Large Core	4,908,719
*	PIMCO Total Return	Intermediate Term Bond	4,843,615
*	MassMutual Select Small Company Value	Small-Cap Value	4,227,136
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	3,080,805
*	Wells Fargo Advantage Dow Jones Target 2015	Asset Allocation	2,779,800
*	Invesco Van Kampen Small Cap Growth	Small Cap Growth	1,871,715
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	1,685,556
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	1,189,313
*	Wells Fargo Advantage Dow Jones Target Today	Asset Allocation	994,007
*	American Growth America	Large-Cap Growth	660,253
*	Eaton Vance Large-Cap Value	Large-Cap Value	250,286
*	Northern International Equity Index	International Large Core	234,931
*	Northern Mid-Cap Index	Mid-Cap Core	193,686
*	Holding Account	Holding Account	64,794
*	Participant Loans Receivable (a)	Participant Loans	1,270,819

			$142,048,419

(a)	The loans bear fixed interest rates which range from 4.25 perent to 10.50 percent with maturities through 2023.
Note:	Investments are participant directed, thus cost information is not required.
*	Denotes party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)

June 29, 2010	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator